Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2025 and 2024

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	May 31, 2025	August 31, 2024
Assets
Current assets
Cash		$6,535	$8,331
Amounts receivable	4	2,691	1,958
Prepayments and other assets	5	681	1,246
Inventories	6	11,833	6,249
Total current assets		21,740	17,784
Other long-term assets	4	4,935	3,259
Mineral property, plant and equipment	7	85,637	77,817
Total assets		$112,312	$98,860
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$20,114	$15,545
Income tax payable	8	751	1,411
Current portion of deferred revenue	9	2,281	1,653
Current portion of lease liabilities	10	1,169	401
Current portion of borrowings	11	2,980	—
Derivative financial instrument liabilities	12	812	2,273
Total current liabilities		28,107	21,283
Lease liabilities	10	1,906	942
Deferred income tax liability	8	12,137	9,505
Provision for reclamation		1,197	1,091
Total liabilities		43,347	32,821
Equity
Share capital		167,086	165,945
Share-based payments reserve	14	9,635	9,151
Warrants reserve	15	1,700	1,700
Accumulated deficit		(123,651)	(121,893)
Equity attributable to shareholders		54,770	54,903
Non-controlling interest	16	14,195	11,136
Total equity		68,965	66,039
Total equity and liabilities		$112,312	$98,860

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended May 31,		Nine months ended May 31,
	Note	2025	2024	2025	2024

Revenue	20	$12,474	$10,148	$34,109	$27,536

Cost of sales
Production costs		(6,227)	(4,484)	(17,863)	(12,673)
Royalty		(1,041)	(777)	(2,576)	(2,075)
Depreciation		(823)	(534)	(2,309)	(1,446)
Total cost of sales		(8,091)	(5,795)	(22,748)	(16,194)
Gross profit		4,383	4,353	11,361	11,342
General and administrative expenses	18	(1,737)	(1,383)	(6,548)	(5,361)
Change in fair value of derivative financial instruments	12	(197)	(2,724)	1,461	(925)
Foreign exchange gains (losses)		56	123	(97)	185
Interest and other expenses		(290)	(311)	(1,931)	(1,229)
Income before tax		2,215	58	4,246	4,012
Income tax expense	8	(1,110)	(1,714)	(2,945)	(3,786)
Net income (loss) and comprehensive income (loss)		$1,105	$(1,656)	$1,301	$226

Net income (loss) and comprehensive income (loss) attributable to:
Shareholders		$(218)	$(2,639)	$(1,758)	$(2,525)
Non-controlling interest		1,323	983	3,059	2,751
Net income (loss) and comprehensive income (loss)		$1,105	$(1,656)	$1,301	$226

Basic and diluted loss per share	13	$(0.00)	$(0.01)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interests	Total equity

Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 14)	1,948,110	846	(836)	—	—	10	—	10
Share-based compensation expense (Note 14)	—	—	1,695	—	—	1,695	—	1,695
Witholding tax impact on share-based payments	—	—	(438)	—	—	(438)	—	(438)
Net (loss) income for the period	—	—	—	—	(2,525)	(2,525)	2,751	226
Balance at May 31, 2024	279,573,427	$165,662	$9,228	$1,700	$(123,948)	$52,642	$9,907	$62,549
Shares issued for share-based payments (Note 14)	617,309	283	(285)	—	—	(2)	—	(2)
Share-based compensation expense (Note 14)	—	—	323	—	—	323	—	323
Witholding tax impact on share-based payments	—	—	(115)	—	—	(115)	—	(115)
Net income for the period	—	—	—	—	2,055	2,055	1,229	3,284
Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 14)	2,692,686	1,141	(1,141)	—	—	—	—	—
Share-based compensation expense (Note 14)	—	—	2,027	—	—	2,027	—	2,027
Witholding tax impact on share-based payments	—	—	(402)	—	—	(402)	—	(402)
Net (loss) income for the period	—	—	—	—	(1,758)	(1,758)	3,059	1,301
Balance at May 31, 2025	282,883,422	$167,086	$9,635	$1,700	$(123,651)	$54,770	$14,195	$68,965

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Nine months ended May 31,
	Note	2025	2024

Operating
Net income		$1,301	$226
Adjustments for items not involving cash:
Non-cash items	22	7,605	7,972
Changes in non-cash working capital:
(Increase) decrease in amounts receivable		(726)	1,316
Increase in inventories		(5,278)	(1,229)
(Increase) decrease in prepaid and other assets		(10)	455
Increase in amounts payable and accrued liabilities		5,614	1,005
Decrease in income tax payable		(682)	(463)
Cash provided by operating activities		$7,824	$9,282

Investing
Exploration and evaluation assets and expenditures		$(754)	$(288)
Purchase of mineral property, plant and equipment		(8,523)	(8,090)
Increase in other long-term assets		(1,676)	(387)
Cash used in investing activities		$(10,953)	$(8,765)

Financing
Financing costs paid		$(378)	$—
Withholding taxes on settlement of share-based payments		(402)	(438)
Lease payments	10	(867)	(42)
Cash used in financing activities		$(1,647)	$(480)

Net (decrease) increase in cash and cash equivalents		$(4,776)	$37
Cash and cash equivalents at beginning of the period(1)		8,331	7,629
Cash and cash equivalents at end of the period(1)		$3,555	$7,666
(1)	Cash and cash equivalents are net of bank overdrafts ($3.0 million at May 31, 2025; $nil at August 31, 2024; $nil at May 31, 2024 and $nil at August 31, 2023). See Note 11.

Taxes paid in cash		$994	$1,218
Interest paid on leases	10	$256	$3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the IASB for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2024.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on July 11, 2025.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 19. All amounts in these interim condensed consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2024, except as described below:

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts which are repayable on demand and form an integral part of an entity's cash management are included as a component of cash and cash equivalents in the statements of cash flows.

4.	Amounts receivable

	May 31, 2025	August 31, 2024
Sales tax receivable (1)	$7,186	$5,144
Other	440	73
Other receivable	7,626	5,217
Less: Long-term portion	(4,935)	(3,259)
Total amounts receivable	$2,691	$1,958
(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three and nine months ended May 31, 2025, the Company recovered VAT refunds from the TRA of $nil and $1.8 million, respectively (2024 – $0.5 million and $3.1 million, respectively).

5.	Prepayments and other assets

	May 31, 2025	August 31, 2024
Prepaid expenses	$393	$539
Deferred financing costs	288	707
Total prepayments and other assets	$681	$1,246

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

6.	Inventories

	May 31, 2025	August 31, 2024
Ore stockpile	$7,067	$4,533
Gold in circuit	1,253	837
Gold doré	962	55
Total precious metals inventories	9,282	5,425
Supplies	2,551	824
Total inventories	$11,833	$6,249

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Right-of-use assets	Other(3)	Total
Cost
As at August 31, 2024	$2,281	$48,161	$29,948	$2,041	$1,721	$192	$84,344
Additions	754	2,742	3,448	205	3,326	—	10,475
As at May 31, 2025	3,035	50,903	33,396	2,246	5,047	192	94,819
Accumulated depreciation
As at August 31, 2024	$—	$2,876	$2,465	$1,067	$38	$81	$6,527
Depreciation	—	1,409	386	231	614	15	2,655
As at May 31, 2025	—	4,285	2,851	1,298	652	96	9,182
Net book value
As at August 31, 2024	$2,281	$45,285	$27,483	$974	$1,683	$111	$77,817
As at May 31, 2025	3,035	46,618	30,545	948	4,395	96	85,637
(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes automotive and computer equipment and software.
(3)	Includes leasehold improvements.

8.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2024 - 70%) of its taxable profit for the current year. The remaining 40% (2024 - 30%) of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef Gold Company Limited’s (“Buckreef”) current income tax is calculated at an effective tax rate of 12% (2024 - 9%) until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

For the three months ended May 31, 2025, the Company recorded income tax expense of $1.1 million, comprised of current income tax expense of $0.2 million and deferred income tax expense of $0.9 million (2024 – $1.7 million income tax expense comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.3 million). For the nine months ended May 31, 2025, the Company recorded income tax expense of $2.9 million, comprised of current income tax expense of $0.3 million and deferred income tax expense of $2.6 million (2024 – $3.8 million income tax expense comprised of current income tax expense of $0.8 million and deferred income tax expense of $3.0 million).

9.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). The OCIM Agreement required funds to be made available to the Company in two tranches. On May 6, 2024, the Company amended the terms of the OCIM Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated.

As at May 31, 2025, the Company had 695 gold ounces outstanding under the Auramet Gold Prepayment Facility.

Amount
As at August 31, 2024	$1,653
Drawdown	16,584
Accretion of deferred revenue (Note 22)	230
Revenue recognized	(16,186)
As at May 31, 2025	$2,281

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities are primarily comprised of leases for 16 pieces of equipment for use in Buckreef’s mining operations.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amounts of lease liabilities and movements during the period were:

Amount
As at August 31, 2024	$1,343
Additions	2,344
Accretion of lease liabilities (Note 22)	256
Lease payments	(867)
Foreign exchange	(1)
As at May 31, 2025	$3,075

	May 31, 2025	August 31, 2024
Current portion of lease liabilities	$1,169	$401
Lease liabilities	1,906	942
Balance at end of period	$3,075	$1,343

The following amounts are recognized in the statement of income (loss) and comprehensive (loss) income:

	Three months ended May 31,		Nine months ended May 31,
	2025	2024	2025	2024
Depreciation expense for right-of-use assets (Note 7)	$228	$16	$614	$43
Accretion of lease liabilities (Note 22)	98	1	256	3
Total amount	$326	$17	$870	$46

As at May 31, 2025, the Company had the following lease commitments:

Amount
Not later than one month	$123
Later than one month and not later than three months	246
Later than three months and not later than one year	1,131
Later than one year and not later than five years	2,058
Total undiscounted lease commitments	$3,558

As at May 31, 2025, the carrying value of right-of-use assets amounted to $4.4 million (August 31, 2024 - $1.7 million). Mobile equipment under lease contracts are depreciated over their useful lives as the purchase prices at the end of the lease terms are immaterial.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	Borrowings

On December 5, 2024, Buckreef entered into a secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”). The Stanbic Facility consists of a $5.0 million overdraft facility (“Overdraft Facility”) to support working capital requirements and $4.0 million vehicle and asset financing facility (“VAF Facility”) for purchase of machinery, equipment and vehicles for expansion of the processing plant. The Stanbic Facility is secured by all Buckreef assets, including the Special Mining License, in favour of Stanbic up to the facility limits.

The Overdraft Facility bears interest at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest at the three-month Secured Overnight Financing Rate plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As at May 31, 2025, $3.0 million (August 31, 2024 - $nil) s drawn on the Overdraft Facility and $nil (August 31, 2024 - $nil) was drawn on the VAF Facility.

12.	Derivative financial instrument liabilities

	May 31, 2025	August 31, 2024
Derivative warrant liabilities	$812	$2,273
Total derivative financial instrument liabilities	$812	$2,273

a)	Derivative warrant liabilities

Amount
As at August 31, 2024	$2,273
Change in fair value	(1,461)
As at May 31, 2025	$812

Derivative warrant liabilities of $0.8 million will only be settled by issuing equity of the Company. For the three and nine months ended May 31, 2025, fair value changes amounted to a loss of $0.2 million and a gain of $1.5 million, respectively (2024 – loss of $2.5 million and $0.7 million, respectively).

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	May 31, 2025	August 31, 2024
Share price	$0.33	$0.39
Risk-free interest rate	3.93% - 4.21%	3.82% - 4.13%
Dividend yield	0%	0%
Expected volatility	41% - 43%	47% - 49%
Remaining term (in years)	0.7 – 1.7	1.5 – 2.4

The fair value is classified as Level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and nine months ended May 31, 2025, would increase or decrease by:

	May 31, 2025
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(325)	$301

b)	Gold zero-cost collars

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the three and nine months ended May 31, 2024, gold zero-cost collar contracts for a total of nil and 1,200 gold ounces, respectively, expired unexercised and 1,800 gold ounces and 1,800 gold ounces, respectively, were exercised. For the three and nine months ended May 31, 2024, realized losses on exercised contracts amounted to $0.2 million and $0.2 million, respectively.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

13.	Loss per share

	Three months ended May 31,		Nine months ended May 31,
	2025	2024	2025	2024
Net loss attributable to shareholders	$(218)	$(2,639)	$(1,758)	$(2,525)
Weighted average number of common shares for basic EPS(1)	293,920,641	290,792,725	293,040,937	289,148,445
Effect of dilutive stock options, warrants, restricted share units (“RSU”) and share awards	—	—	—	—
Weighted average number of common shares for diluted EPS(1)	293,920,641	290,792,725	293,040,937	289,148,445

(1)  The weighted average number of common shares for basic and diluted EPS include 10.3 million of vested, but unissued, gross common shares relating to share-based compensation.

For the nine months ended May 31, 2025, the weighted average number of common shares for diluted EPS excluded 1.1 million share awards, 14.9 million stock options, 4.7 million RSUs, and 36.2 million warrants that were anti-dilutive for the period (2024 – 15.4 million stock options, 2.3 million RSUs and 36.2 million warrants).

14.	Share-based payments reserve

Share-based compensation expense for the three and nine months ended May 31, 2025 totaled $0.5 million and $2.0 million, respectively (2024 – $0.3 million and $1.7 million, respectively).

As at May 31, 2025, the Company had 5,562,016 (August 31, 2024 - 5,997,632) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024	4,986,000	CAD $0.41
Options exercised(1)	(562,000)	CAD $0.42
Balance – May 31, 2025	4,424,000	CAD $0.41

(1) The weighted average share price at the time of the option exercise was C$0.53.

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,259,000	2,259,000	October 11, 2026	1.4
C$0.43	2,065,000	2,065,000	September 29, 2026	1.3
C$0.35	100,000	100,000	January 2, 2027	1.6
C$0.41(1)	4,424,000	4,424,000		1.4(1)

(1)  Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024	10,450,000	$0.49
Forfeited	(2,550,000)	$0.49
Granted	2,600,000	$0.36
Balance – May 31, 2025	10,500,000	$0.45

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	5,500,000	3,300,000	August 17, 2027	2.2
USD $0.45	2,400,000	960,000	August 28, 2028	3.2
USD $0.36	2,600,000	520,000	December 24, 2029	4.6
USD $0.45(1)	10,500,000	4,780,000		3.0(1)

(1)  Total represents weighted average.

For the three and nine months ended May 31, 2025, share-based compensation expense related to stock options totalled $0.1 million and $0.4 million, respectively (2024 – $0.2 million and $0.5 million, respectively).

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2024	1,498,385
Granted	6,922,103
Forfeited	(640,074)
Exercised	(2,000,085)
Balance – May 31, 2025	5,780,329

For the three and nine months ended May 31, 2025, share-based payment expenses related to RSUs totalled $0.2 million and $1.3 million, respectively (2024 – $0.1 million and $0.8 million, respectively).

15.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2024	36,190,769	$0.62	1.9
Balance – May 31, 2025	36,190,769	$0.62	1.2

As at May 31, 2025, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants - January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants - January 26, 2022	628,205	$0.44	January 26, 2027
Balance – May 31, 2025	36,190,769	$0.62(1)

(1)  Total represents weighted average.

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended May 31,		Nine months ended May 31,
Income Statement	2025	2024	2025	2024
Revenue	$12,474	$9,938	$34,109	$27,325
Depreciation	823	534	2,309	1,446
Accretion expense	190	146	615	443
Income tax expense	1,110	1,714	2,945	3,786
Comprehensive income for the period	2,940	2,184	6,797	6,113

Statement of Financial Position	May 31, 2025	August 31, 2024
Current assets	$17,425	$11,297
Non-current assets	88,506	78,952
Current liabilities	(24,925)	(16,973)
Non-current liabilities	(15,240)	(11,528)
Advances from parent, net	(27,354)	(30,210)

	Nine months ended May 31,
Statement of Cash Flows	2025	2024
Cash provided by operating activities	$12,055	$13,178
Cash used in investing activities	(10,917)	(8,760)
Cash used in financing activities	(1,135)	(4,807)

17.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended May 31,		Nine months ended May 31,
Directors and key management personnel	2025	2024	2025	2024
Remuneration	$451	$429	$1,777	$1,293
Share-based compensation expense	374	185	1,530	1,173
Total directors and key management personnel	$825	$614	$3,307	$2,466

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

During the three and nine months ended May 31, 2025, $0.1 million and $0.4 million for stock options granted to key management personnel was expensed, respectively (2024 – $0.2 million and $0.5 million, respectively) and $0.1 million and $0.9 million for RSUs granted to directors and key management personnel was expensed, respectively (2024 – $nil and $0.4 million, respectively).

During the three and nine months ended May 31, 2025, $0.1 million and $0.3 million related to common share awards granted to key management personnel was expensed, respectively (2024 – $nil and $0.2 million, respectively).

18.	General and administrative expenses

	Three months ended May 31,		Nine months ended May 31,
	2025	2024	2025	2024
Directors’ fees (Note 17)	$105	$67	$248	$196
Insurance	59	84	179	255
Office and general	46	80	174	225
Shareholder information	158	71	523	368
Professional fees	216	93	618	338
Salaries and benefits (Note 17)	515	534	2,194	1,788
Consulting	115	98	511	454
Share-based compensation expense (Notes 14 and 17)	453	280	1,882	1,493
Travel and accommodation	53	55	165	168
Depreciation	11	14	40	46
Other	6	7	14	30
Total general and administrative expenses	$1,737	$1,383	$6,548	$5,361

19.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at May 31, 2025 and August 31, 2024:

	May 31, 2025	August 31, 2024
Financial Assets
Measured at amortized cost
Amounts receivable	$2,691	$1,958
Measured at fair value through profit or loss
Cash	6,535	8,331

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

	May 31, 2025	August 31, 2024
Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	$20,114	$15,545
Borrowings	2,980	—
Measured at fair value through profit or loss
Derivative financial instrument liabilities	812	2,273

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable, amounts payable, and borrowings are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable, amounts payable, and borrowings approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at May 31, 2025 and August 31, 2024, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

20.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended May 31,		Nine months ended May 31,
Revenue	2025	2024	2025	2024
Tanzania	$12,474	$10,148	$34,109	$27,536
Total revenue	$12,474	$10,148	$34,109	$27,536

During the three and nine months ended May 31, 2025, the Company generated 100% and 93%, respectively (2024 – 93% and 92%, respectively) of its revenue from one (2024 – one) customer totalling $12.5 million and $31.8 million, respectively (2024 – $9.5 million and $25.4 million, respectively).

Non-current assets	May 31, 2025	August 31, 2024
Canada	$18	$36
Tanzania	90,554	81,040
Total non-current assets	$90,572	$81,076

21.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2025 and August 31, 2024, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at May 31, 2025 and August 31, 2024.

19

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2025 and 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Non-cash items

	Nine months ended May 31,
	2025	2024
Depreciation	$2,349	$1,493
Change in fair value of derivative financial instruments (Note 12)	(1,461)	677
Share-based compensation expense (Note 14)	2,027	1,705
Accretion of provision for reclamation	106	81
Deferred income tax expense (Note 8)	2,632	3,027
Accretion of lease liabilities (Note 10)	256	3
Deferred revenue (Note 9)	398	410
Accretion of deferred revenue (Note 9)	230	360
Foreign exchange losses	95	216
Financing costs expensed (Note 5)	953	—
VAT impaired	20	—
Total non-cash items	$7,605	$7,972

For the nine months ended May 31, 2025, a decrease in amounts payable and accrued liabilities related to purchase of mineral property, plant and equipment was $1.1 million (2024 – increase of $1.9 million).

20